UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005.

Commission File Number: 333-110071

APEX WEALTH ENTERPRISES LIMITED

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _________.

Apex Wealth Enterprises Announces Completion of Acquisition or Disposition of Assets

On September 12, 2005, Apex Wealth Enterprises Limited (hereinafter “Apex” or the “Company”) acquired 50,000 shares of the issued and outstanding stock of China Safetech Holdings Limited, a British Virgin Islands corporation (“Safetech”). The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of Apex. The 50,000 shares of Safetech constitute 100% of its issued and outstanding stock, and as a result of the transaction, Safetech became a wholly-owned subsidiary of Apex.

The individual shareholders of Safetech, and the number of Safetech shares acquired from each such shareholder, are as follows:

Name	Number of Shares
Whitehorse Technology Ltd.	32,355 shares
Li Zhi Qun	8,645 shares
Song Yang	6,740 shares
Chen Xing Hua	1,470 shares
Liu Yi	470 shares
Xiong Ling Feng	175 shares
Dong Hao	145 shares

TOTAL	50,000

The share exchange transaction was completed pursuant to the terms of an Agreement for Share Exchange, dated July 22, 2005. A copy of the Agreement for Share Exchange was previously filed with the U.S. Securities and Exchange Commission as an exhibit to the Company’s report on Form 6-K dated July 22, 2005.

Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Ltd. (“Golden”). Golden is a corporation in the People’s Republic of China (“PRC”) engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication together.

Apex Wealth Enterprises Announces Changes in Control of Registrant

Apex had a change in control on September 12, 2005, as a result of simultaneous closings under a Stock Purchase Agreement and an Agreement for Share Exchange, both of which are dated July 22, 2005.

Under the Stock Purchase Agreement, Whitehorse Technology Ltd., purchased a total of 8,862,000 shares, or approximately 66.04% of the issued and outstanding common stock of Apex, from First Asia International Holdings Ltd.. Whitehorse Technology Limited is the largest shareholder of China Safetech Holdings Limited, and it completed the share purchase on its own behalf and as an agent for the other shareholders of China Safetech Holdings, Limited. The purchase price was a total of US $850,000, or approximately $0.096 per share. The purchase price was paid in cash at closing from funds of Whitehorse Technology, Ltd..

Simultaneously with the closing under the Stock Purchase Agreement, Apex issued a total of 8,138,000 shares of its common stock to the shareholders of China Safetech Holdings Ltd., a British Virgin Islands corporation, in the share exchange transaction described above.

Following the closings under the Stock Purchase Agreement and the Agreement for Share Exchange, the Company has a total of 21,558,000 shares issued and outstanding, of which 17,000,000, or approximately 78.86%, are owned by persons who were previously shareholders of Safetech. Existing shareholders of the Company retained ownership of 4,558,000 shares, or approximately 21.14% of the Company’s issued and outstanding stock

The following table sets forth, as of September 12, 2005, immediately following the exchange and purchase, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Whitehorse Technology Ltd. 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	11,000,000	51.03%

Li Zhi Qun 268-1-2-501, Hongdu Avenue Central Dong Hu District Nanchang, Jiangxi, P.R.C	2,627,500	12.19%

Tu Guo Shen(1) 268-1-2-501, Hongdu Avenue Central Dong Hu District Nanchang, Jiangxi, P.R.C	13,627,500(2)	63.22%

Chen Xing Hua(1) No.401, Building 1 31 Qu Bao Cheng Bao An District Shenzhen, Guangdong. P.R.C	500,000	2.32%

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Song Yang No.5002, Hong Li Xi Road Fu Tian District Shenzhen, Guangdong, P.R.C	2,290,000	10.62%

Xiong Ling Feng(1) 202 Unit 2, Building 37, Block 5 Dormitory of Nanchang Airplane Manufacture Corporation Qing Yun Pu District Nanchang, Jiangxi, P.R.C	60,000	0.28%

First Asia International Holdings Ltd. c/o Room 3505-6 Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	1,138,000	5.28%

Wu Jin Xu(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Yang Yue Hua(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Dong Lei Shi(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Cui Jian Ping(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Lam Yan(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

All Officers and Directors as a Group (8 in number)	18,687,500 (3)	86.68%

(1)	The person is an officer, a director or both.

(2)	Includes 11,000,000 shares owned by Whitehorse Technology Limited, a corporation. Mr. Tu is the majority shareholder of Whitehorse and may be deemed the beneficial owner of these shares. The total also includes the shares owned by Li Zhi Qun, who is Mr. Tu’s wife. Mr. Tu may be deemed the beneficial owner of these shares.

(3)	Includes all shares owned beneficially by Mr. Tu, including 11,000,000 shares owned by Whitehorse Technology Limited, of which Mr. Tu is the majority shareholder, and 2,627,500 shares owned by Li Zhi Qun, who is Mr. Tu’s wife.

Apex Wealth Enterprises Announces Anticipated Changes in its Officers and Directors

Mr. Li Sze Tang has resigned his position as an officer and as a member of the Company’s board of directors. This resignation will become effective on September 27, 2005. He had formerly served as the Company’s CEO and as a member of its board of directors. The resignation is not due to any disagreement with the board.

Mr. Li has agreed to appoint two new directors immediately prior to the effective date of his resignation. The two new directors to be appointed by Mr. Li are Tu Guo Shen and Xiong Ling Feng. It is also anticipated that the two newly appointed directors will appoint additional members to the Company’s board of directors including, Cui Jian Ping, Xie Yan, and Chen Xing Hua, and that the newly appointed directors will appoint new officers.

The following table sets forth the names and ages of the officers and directors of the Company after the new appointments. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole. Apex has not engaged in any transactions in the last two years in which any of these officers and directors had an interest.

The directors and executive officers currently serving the Company are as follows:

NAME	AGE	POSITION

Wu Jin Xu	35	Chief Financial Officer

Yang Yue Hua	40	Chief Technology Officer

Dong Lei Shi	41	Chief Marketing Officer

Tu Guo Shen	39	CEO and Director

Xiong Ling Feng	54	Director

Cui Jian Ping	35	Director

Lam Yan	27	Director

Chen Xing Hua	41	Director

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the share exchange and stock purchase transaction, or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Mr. Wu Jin Xu. Mr. Wu is the Chief Financial Officer of the Company. He has experience in financial activities of corporations. From 1994 to 2004, he worked as a financial manager for an optical storage company. He supervised financial statements, financing activities, capital allocation, and internal controls. From 2004 to 2005, Mr. Wu was the Chief Financial Officer of Golden Group Corporation (Shen Zhen) Ltd. Here, he supervised financial statements analysis, budgeting, internal control, and auditing.

Mr. Yang Yue Hua. Mr. Yang is the Chief Technology Officer of the Company. He has experience in surveillance systems. For at least the last five years, Mr. Yang has worked as the Chief Technology Officer of Golden Group Corporation (Shen Zhen) Ltd., where he is responsible for supervising the research and development activities, technical support and production.

Mr. Dong Lei Shi. Mr. Dong is the Chief Marketing Officer of the Company. He has experience in marketing of technology. From 2000-2002, he was a Branch Manager & Chief Regional Manager and was responsible for supervising branch operation, marketing, and business development activities. From 2002-2005, Mr. Dong acted as Chief Marketing Officer. He supervised the marketing activities and market development procedures.

Mr. Tu Guo Shen. Mr. Tu is the Chief Executive Officer and a director of the Company. He has experience in surveillance and technology. From 1999 to 2001, he served as Chief Executive Officer of Zhongshan Golden Grains Industry Limited and as President of Jiangxi Golden Group Limited. From 2001 to 2005, Mr. Tu was the Chief Executive Officer and Secretary of Golden Group Corporation (Shen Zhen) Limited.

Mr. Xiong Ling Feng. Mr. Xiong is a director of the Company. For more than five years, he has served as the Vice President of Golden Group Corporation (Shen Zhen) Limited. He supervises many aspects of the company and its products.

Ms. Cui Jian Ping. Ms. Cui is a director of the Company. For over five years, she has served as the manager of a foods company. She has been responsible for the importing and exporting duties of the firm.

Ms. Lam Yan. Ms. Lam is a director of the Company. She has extensive accounting and financial experience. She received degrees in financing and accounting from the University of Illinois in 2002. During 2003, Ms. Lam assisted in providing consulting services and implementing auditing programs for large Japanese clients. From 2004 to 2005, she worked as an analyst, preparing comprehensive investment proposals for key decision makers and assisted in making decisions. From 2005 to the present, Ms. Lam performed due diligence reviews and assisted senior managers with the listing process. Ms. Lam assists the President in international business development and investor relations.

Mr. Chen Xing Hua. Mr. Chen is a director of the Company. He has experience in technology companies. From 1998 to 2001, he was President and General Manager of a technology company, where he was responsible for the firm’s overall strategic planning, operation, and business development. From 2002 to 2005, Mr. Chen served as Vice President of the Golden Group Corporation. He assists the president in decision making, supervising overall operations, and marketing activities.

ITEM 9.01 Financial Statements and Exhibits

a)	Financial Statements of Business Acquired

The audited financial statements of China Safetech Holdings Limited as of and for the years ending December 31, 2004 and 2003 are not currently available. Such financial statements shall be filed by amendment to this report.

b)	Pro Forma Financial Information

The unaudited Pro Forma Consolidated Financial Statements of Apex Wealth Enterprises Limited and China Safetech Holdings Limited as of December 31, 2004 and as of August 31, 2005 are not currently available. Such financial information shall be filed by amendment to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APEX WEALTH ENTERPRISES LIMITED

By:	/s/ Li Sze Tang

Li Sze Tang, Chief Executive Officer and Chairman

Date: September 13, 2005